Filed by M3-Brigade Acquisition V Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 001-42171

Subject Company: ReserveOne, Inc.

Subject Company: ReserveOne Holdings, Inc.

Date: November 21, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On November 20, 2025, ReserveOne made the below communications on its LinkedIn and X accounts.

Jaime Leverton, Chief Executive Officer of ReserveOne, and Wilbur Ross, expected to be Vice Chairman of Pubco following the Business Combination, were interviewed on Fox Business. The excerpt of the transcript is below.

Jaime Leverton: So, ReserveOne, we’re in the process of going public via De-SPAC. Currently trading is the SPAC ticker MBAV. We are in process.

We announced a few weeks ago that we’ve confidentially filed our S-4. So really looking forward to ultimately getting the deal closed and then we’ll trade under the ticker RONE. ReserveOne is a digital asset treasury company, but built unlike anything else we’ve seen in the market.

We’re the only scaled diversified treasury company. So anticipated to be 80% Bitcoin and then 20% in alternative tokens, really inspired by what we’re seeing the Fed do with the digital asset stockpile and the tokens they intend to maintain in that stockpile. We’re also unique from other treasury companies in that we’re going to have an active strategy where we’re looking to generate returns from the assets while we hold them on our balance sheet.

And we structurally have embedded the ability to allocate up to 10% of our AUM into venture opportunities as well within the ecosystem. So really creating something that I think is important for the market to have where it’s almost a one-stop equity vehicle for access to everything that’s happening in the upgrade of the financial system, which is really what we’re seeing happen finally over the last six to nine months as regulatory clarity has started to come to the U.S. as Secretary Ross alluded to earlier. Certainly, volatility is part of this asset class.

We get excited when that volatility is working in our favor and things are moving up quickly, but then there are corrections like these and that is historically kind of part of what we see from the asset class. I would say we’re seeing as we get kind of broader depths of access to different products and a larger, more diversified investor base globally as well as obviously here in the United States, that does dampen the volatility and I think it will continue to dampen the volatility over time. There’s an interesting historical pattern where around this time, within the past few weeks, we would have historically seen the end of a bull market or the end of our four-year cycle and it would tip into a bear market.

So one of the things that may be happening and there’s speculation in the industry is that the Bitcoin whales are used to this being the end of a four-year cycle and so there’s kind of this habit of people taking their chips off the table at least a portion at the end of the cycle and that may be what’s repeating itself with some of those OG Bitcoin holders, some of those whales but I’m on record saying recently that I actually think the four-year cycle is over, something I’ve never said before. I was pretty convinced that the four-year cycle was still in place at the end of the last bull market which proved to be true but this time I just think there’s so much pent-up demand in the system. There are so many new indicators coming out.

I mean, Harvard announced this morning they’ve got more Bitcoin in treasury than gold. Secretary Ross alluded to believing that sovereigns are going to take more positions in Bitcoin as a treasury asset which I do agree with. There are a number of digital asset treasury companies that haven’t yet purchased the crypto that’s committed as part of their strategic plans.

Michael Saylor again made a big purchase last week. So, I think broadly we’re seeing really positive indicators and I’m still very optimistic that we’re going to have an exciting 2026. Look, I think it should be a bipartisan issue.

It should, crypto shouldn’t be partisan. Bitcoin was really built by the people for the people not just in North America but globally trying to give access to the financial system to the billions of people across the world that are unbanked including here in the United States. So, it’s always, I’ve always been confused by the Democrats not embracing something that was really built for the unbanked.

It has such a beautiful origin story that seems to be values aligned on both sides of the aisle. I think it really is incumbent on us as industry participants to do the work that we’re doing and the industry has been very, very active in Washington on both sides of the aisle. To educate, to create forums for open dialogue, to make sure that voters understand the issue.

We did see, I think we saw this as an issue that moved voters in the last election. And I think that’ll continue to be the case. So, I think everybody needs to do the work to be educated.

And the more that happens, I think the more bipartisan it becomes.

Fox Business published an article about the interview of Jaime Leverton, Chief Executive Officer of ReserveOne, and Wilbur Ross, expected to be Vice Chairman of Pubco following the Business Combination. The relevant excerpt of the article is below.

Industry leaders are optimistic about the passage of the legislation, with ReserveOne CEO Jaime Leverton telling Fox News Digital that moving regulatory legislation forward shouldn’t be a partisan issue.

“Crypto shouldn’t be partisan,” Leverton told Fox News Digital.” Bitcoin was really built by the people, for the people — to give access to the financial system to the billions of unbanked across the world, including here in the U.S. “

“I’ve always been confused by Democrats not embracing something that was really built for the unbanked. It has such a beautiful origin story that seems to be values-aligned on both sides of the aisle,” the CEO added.

ReserveOne’s structure could be a critical piece of bringing traditional investors into the crypto ecosystem by allowing a more diverse, market-based approach to getting into the crypto market by bypassing what some investors see as obstacles to entering the digital asset market.

“We’re in the process of going public via de-SPAC,” Leverton explained. “Currently trading as the SPAC ticker MBAV. We announced a few weeks ago that we’d confidentially filed our S-4. So really looking forward to ultimately getting the deal closed, and then we’ll trade under the ticker RONE. “

“ReserveOne is a digital asset treasury company but built unlike anything else we’ve seen in the market,” Leverton continued.” We’re the only scaled, diversified treasury company — anticipated to be 80% Bitcoin and then 20% in alternative tokens.”

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of M3-Brigade is set forth in (i) Part III, Item 10. Directors, Executive Officers and Corporate Governance of M3-Brigade’s Annual Report on Form 10-K and (ii) M3-Brigade’s Current Reports on Form 8-K filed with the SEC on May 27, 2025 and June 18, 2025. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, Pubco, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of the Company and Pubco, expected operating costs of Pubco, the Company and its subsidiaries, the upside potential and opportunity for investors, the Company’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and the Company’s and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company, and the information included on this report discusses a business plan that ReserveOne expects to implement upon consummation of the Proposed Business Combination;

●	risks related to ReserveOne’s anticipated business strategy;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;
●	the outcome of any potential legal proceedings that may be instituted against Pubco, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of Pubco;

●	the failure of Pubco to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of Pubco will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of Pubco becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or Pubco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and M3-Brigade, and other documents filed or to be filed by M3-Brigade and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, Pubco or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, Pubco or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, Pubco, M3 Brigade or any other person that the events or circumstances described in such statement are material.